[LETTERHEAD OF CT WATER]

November 8, 2012

Via EDGAR Transmission and Electronic Mail

Mara L. Ransom, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F. Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

Re:	Registration Statement on Form S-4 Initially Filed September 4, 2012, File No.: 333-183708 – Request for Acceleration of Effectiveness

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Connecticut Water Service, Inc. (the “Company”) hereby requests that the effective date of the above captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 P.M., Eastern Time, on November 9, 2012, or as soon thereafter as practicable.

[Signature page follows.]

Sincerely Yours,
CONNECTICUT WATER SERVICE, INC.
By:	/s/ David C. Benoit
Name:	David C. Benoit
Title:	Vice President – Finance and Chief Financial Officer

cc:	Eric W. Thornburg Kristen A. Johnson Edward B. Whittemore. Esq. Alan D. MacEwan, Esq.